SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: March 12, 2026

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from February 1, 2026 to February 28, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on March 12, 2026

[This is a translation of the Share Buyback Report for the period from February 1, 2026 to February 28, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on March 12, 2026]

Class of Shares: Common Stock

1.	Status of Repurchase

(1)    Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

 Not applicable

(2)    Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of February 28, 2026)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026）	100,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	63,156,800		249,999,876,533
Progress of the repurchase (%)	63.16		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2025 was concluded by the repurchase on October 27, 2025.

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on February 26, 2026 (Period of Repurchase: November 12, 2025 to May 14, 2026）	90,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) February 6 February 9 February 10 February 12 February 13 February 16 February 17 February 18 February 19 February 20 February 24 February 25 February 26 February 27	2,884,400 2,839,900 1,198,500 1,309,400 1,260,900 776,900 1,389,400 1,422,200 1,210,500 2,008,500 2,067,200 1,838,100 2,149,900 2,752,100	9,999,976,260 9,934,278,045 4,233,020,741 4,707,911,560 4,508,088,961 2,796,935,170 4,856,824,153 4,942,126,795 4,188,143,704 6,720,671,776 6,829,568,227 6,068,392,487 7,290,318,854 9,979,365,591
Total	—	25,107,900	87,055,622,324
Total number of shares repurchased as of the end of the reporting month	37,208,300		137,055,528,619
Progress of the repurchase (%)	41.34		54.82

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of November 11, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	It was resolved by the Board of Directors as of November 11, 2025 that the repurchase of shares (up to 35 million total number of shares for repurchase and up to 100 billion yen total purchase amount for repurchase of shares) be conducted by an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract. Subsequently, it was resolved by the Board of Directors as of February 5, 2026 and February 26, 2026 that the expansion of the facility for repurchase (up to 90 million revised total number of shares for repurchase and 250 billion yen revised total purchase amount for repurchase of shares) be conducted. The “Progress of the repurchase (%)” is calculated based on the total number of shares for repurchase and total purchase amount for repurchase of shares after the expansion of the facility for repurchase.

2.	Status of Disposition

(as of February 28, 2026)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) February 4 February 6 February 9 February 10 February 12 February 13 February 16 February 18 February 19 February 20 February 24 February 26 February 27	2,000 6,500 73,500 21,500 22,000 1,991,000 98,000 1,000 32,500 42,500 2,000 7,500 12,500	6,107,640 19,849,830 224,455,770 65,657,130 67,184,040 6,080,155,620 299,274,360 3,053,820 99,249,150 129,787,350 6,107,640 22,903,650 38,172,750
Total	—	2,312,500	7,061,958,750
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	(Date of disposition) February 5 February 9	103 129	314,543 393,943
Total	—	232	708,486
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	2,312,732		7,062,667,236

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of February 28, 2026)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	209,265,076

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